

Cboe

By Electronic Mail

March 22, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Davis Fundamental ETF Trust
Issuer CIK: 0001670310
Issuer File Number: 333-213073/811-23181
Form Type: 8-A12B
Filing Date: March 22, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Davis Select Worldwide ETF (DWLD)
- Davis Select U.S. Equity ETF (DUSA)
- Davis Select International ETF (DINT)
- Davis Select Financial ETF (DFNL)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Initial Listings Analyst